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                              August 19, 2022

       Selim Bassoul
       Chief Executive Officer
       Six Flags Entertainment Corp
       1000 Ballpark Way, Suite 400
       Arlington, Texas 76011

                                                        Re: Six Flags
Entertainment Corp
                                                            Form 10-K for the
Fiscal Year Ended January 2, 2022
                                                            Filed February 24,
2022
                                                            Form 8-K Filed
February 24, 2022
                                                            File No. 001-13703

       Dear Mr. Bassoul:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended January 2, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 39

   1. We note you disclose per capita metrics here and in your press releases on Form 8-K. For each metric, please
revise your disclosures to include or clarify the following information:
                                                            How it is
calculated, including any estimates or assumptions underlying the metric or its calculation;
                                                            The reasons why the
metric provides useful information to investors; and
                                                            How management uses
the metric in managing or monitoring the performance of the
                                                            business.
                                                        Refer to SEC Release
No. 33-10751.
 Selim Bassoul
Six Flags Entertainment Corp
August 19, 2022
Page 2
Form 8-K Filed February 24, 2022

Exhibit 99.1, page 1

2. We note that you have titled some measures as pro forma allocation of admissions spending to in-park spending. Please tell us if the measures are presented based on the guidance in Article 11 of Regulation S- X. If not, please revise your presentation to more clearly state what the amounts represent and eliminate the use of the description as "pro forma."
3. Please revise your disclosure to clearly indicate Net debt as a non-GAAP financial measure and include the disclosures required by Item 10(e)(1)(i) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameSelim Bassoul                               Sincerely,
Comapany NameSix Flags Entertainment Corp
                                                              Division of
Corporation Finance
August 19, 2022 Page 2                                        Office of Trade &
Services
FirstName LastName